Exhibit 99.1

MEDIA RELEASE

June 23, 2026

Algoma Steel Group Inc. Announces Results of Voting at

Annual Meeting of Shareholders

SAULT STE. MARIE, ONTARIO (June 23, 2026) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of steel plate and hot rolled sheet products, announced today the results of voting at its annual meeting of shareholders (the “Meeting”) held on June 23, 2026.

All of the nominees listed in the management information circular prepared in connection with the Meeting were elected as directors of the Company. The Company received proxies and virtual votes at the Meeting as set out below:

Nominee	Votes For	Votes Withheld	Total Votes

Mary Anne Bueschkens	58,484,340	1,366,700	59,851,040

Sean Donnelly	59,757,894	93,146	59,851,040

James Gouin	59,671,815	179,225	59,851,040

Andy Harshaw	59,657,639	193,401	59,851,040

Rajat Marwah	59,749,097	101,943	59,851,040

Sanjay Nakra	59,630,116	220,924	59,851,040

Melinda J. Newman	59,645,639	205,401	59,851,040

Eric S. Rosenfeld	59,634,076	216,964	59,851,040

Gale Rubenstein	59,633,108	217,932	59,851,040

The Company reports that the appointment of Deloitte LLP as the Company’s auditors for the 2026 calendar year was passed by a majority of the votes represented at the Meeting.

The Company also reports that the non-binding advisory resolution on executive compensation, outlined in the management information circular dated April 30, 2026, was approved at the Meeting. The circular is available on SEDAR+ and the Securities and Exchange Commission’s (“SEC”) EDGAR website.

The Company’s full report of voting results on matters presented at the Meeting can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the SEC’s EDGAR website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding Algoma’s transition to electric arc furnace (EAF) steelmaking, the Company’s expected reduction in carbon emissions following completion of the EAF project, Algoma’s future as a leading producer of green steel, Algoma’s modernization of its plate mill facilities, transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people and processes. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.ca) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Algoma is a leading Canadian producer of high-quality plate and sheet steel products, proudly supporting critical sectors including energy, defense, automotive, shipbuilding, and infrastructure. Guided by a purpose to build better lives and a greener future, Algoma is shaping the next generation of sustainable steelmaking in Canada.

With the transition to electric arc furnace (EAF) steelmaking and a modernized plate mill, Algoma is redefining how steel is made in Canada. Powered by Ontario’s clean electricity grid, this transformation represents one of the largest industrial decarbonization initiatives in North America and is expected to reduce carbon emissions by approximately 70% once fully transitioned. These advancements provide stability for continued investment in diversification projects aligned with Canada’s evolving needs.

This new chapter also introduces Volta™, the brand for all steel produced through Algoma’s EAF technology. Volta delivers the same trusted performance customers rely on, with significantly lower emissions—produced safely, sustainably, and proudly in Canada.

Building on more than a century of steelmaking expertise, Algoma continues to invest in its people, processes, and technologies to strengthen domestic supply chains and deliver responsible, Canadian-made steel that helps build a better tomorrow.

For more information, please contact:

Michael Moraca

Chief Financial Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com